King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620
August 7, 2006
Via EDGAR and Courier
Mr. Mark Brunhofer
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	King Pharmaceuticals, Inc. (the “Company”)
Conference Call August 4, 2006 1:30PM EDT
Conference Call July 24, 2006 11:00AM EDT
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Three Months Ended March 31, 2006
File No. 1-15875
Dear Mr. Brunhofer:
This letter is being provided in response to your verbal comments, on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), in telephone conference calls on August 4, 2006 and July 24, 2006 with members of the Company’s finance and legal departments, the Company’s accountants and its outside legal counsel regarding the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the three months ended March 31, 2006. Your verbal comments relate to the Company’s letter, dated June 15, 2006, from Joseph Squicciarino, the Company’s Chief Financial Officer, to James Rosenberg, Senior Assistant Chief Accountant of the Staff (the “June Letter”). For your convenience, we have attached hereto a copy of the June Letter.
We appreciate your comments and have reviewed them carefully. This letter responds to the Staff’s comments and acknowledges our acceptance of them. For convenience, we have included the Staff’s verbal comments in italics before each of the Company’s updated disclosures. We thank you for your willingness to review our updated disclosures prior to filing the Company’s Form 10-Q for the six months ended June 30, 2006 on August 9, 2006. We would appreciate receiving any comments you may have by the close of business on Monday, August 7, 2006, if possible. References in our responses to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
1.	In future filings, disclose the causes of any significant changes in days sales outstanding and the effects of such changes on the Company’s liquidity. In addition, when applicable, disclose why the allowance for doubtful accounts has decreased while accounts receivable have increased.
Company Response:
We acknowledge the comments of the Staff, and in future filings we will disclose significant variances in changes in the level of sales in relation to accounts receivable and the effects these changes have on our liquidity. We will also disclose any significant decreases in the allowance for doubtful accounts in periods in which there is an increase in the accounts receivable balance. Set forth below is our draft disclosure to be included in our Form 10-Q for the six months ended June 30, 2006.
Updated Disclosure:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows
Operating Activities
The 16.3% increase in accounts receivable, prior to the reduction for allowance for doubtful accounts, at June 30, 2006 from December 31, 2005 exceeds the 13.6% increase in gross sales for the second quarter of 2006 compared to the fourth quarter of 2005 primarily due to the timing of sales within the quarter. Gross sales in June 2006 and December 2005 were $206.7 million and $174.5 million, respectively. Sales to our three major pharmaceutical wholesale customers represented approximately 69% of total gross sales in 2005. The timing of orders from these customers can vary within a quarter and can have a material effect on our accounts receivable balance and cash flows from operations.
The allowance for doubtful accounts was $11.3 million and $12.3 million as of June 30, 2006 and December 31, 2005, respectively. The decline in the allowance for doubtful accounts is primarily driven by improvements in the aging of receivables during the first six months of 2006. As of June 30, 2006 and December 31, 2005, approximately 91% and 89% of aged accounts receivable, respectively, were current. Additionally, after adjusting for the specific identification of certain accounts, the accounts greater than 120 days past due improved from $13.6 million at December 31, 2005 to $11.0 million at June 30, 2006.
2.	Disclose in the Company’s Form 10-Q for the six months ended June 30, 2006 why the capacity utilization at the Bristol, Tennessee; Middleton, Wisconsin; St. Louis, Missouri; and St. Petersburg, Florida facilities represent normal capacity and why the Rochester, Michigan facility is considered to be operating at a level below normal capacity, in each case as determined by SFAS No. 151, “Inventory Costs”. In future filings, provide disclosure of material changes in facility utilization rates and the effect of these changes on results of operations. Also, expand the disclosure in the inventory section of critical accounting policy as required by Rule 5-02 of Regulation S-X.

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Company Response:
We acknowledge the comments of the Staff and will include in our Form 10-Q for the six months ended June 30, 2006 enhanced disclosure in regard to the implementation of SFAS No. 151, “Inventory Costs” and will, in future periodic filings, disclose material changes in facility utilization rates and the effect of these changes on our results of operations. Additionally, we will incorporate into such Form 10-Q the requirements of Rule 5-02 of Regulation S-X regarding our policy for allocating fixed overhead costs to inventory.
Updated Disclosure for Implementation of SFAS No. 151, “Inventory Costs”:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recently Issued Accounting Standards
In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs”, an amendment of Accounting Research Bulletin No. 43. SFAS No. 151 requires certain production overhead costs to be allocated to inventory based upon the normal capacity of the manufacturing facility. When our manufacturing facilities are operating below their normal capacity, unfavorable variances cannot be allocated to inventory and must be expensed in the period in which they are incurred. Normal capacity is not defined as full capacity by SFAS No. 151. SFAS No. 151 instead provides that normal capacity refers to a range of production levels expected to be achieved over a number of periods or seasons under normal circumstances. We previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2005, that the estimated utilization was approximately 20% at the Rochester, Michigan facility, approximately 30% at the Bristol, Tennessee facility, approximately 65% at the St. Petersburg, Florida facility, approximately 75% at the St. Louis, Missouri facility and approximately 100% at the Middleton, Wisconsin facility. No material changes have since occurred. We believe all of our operating facilities, except for the Rochester facility, are currently operating at levels considered to be “normal capacity” as defined by SFAS No. 151 as these plants have operated at their current levels for a number of periods and are expected to continue to operate within a range of this normal capacity in the foreseeable future. The margins provided by branded pharmaceutical products are such that they allow manufacturers to operate facilities at lower volumes, or at volumes below theoretical capacity. Additionally, lower capacity levels at certain facilities are, at times, due to the complexity and high regulatory standards associated with the pharmaceutical manufacturing process. With respect to our Bristol facility, we anticipate no abnormally higher or lower production levels in the current year and, therefore, have concluded that the projected level of production is within a range of normal capacity and the margins on the branded pharmaceutical products produced at this facility will result in an adequate return on our investment. Consequently, we believe that it is appropriate to use the expected production level to allocate fixed production overhead. The Rochester facility is currently operating at a level below normal capacity primarily due to a decline in contract manufacturing in recent years. The company-owned products manufactured at this facility are not among our higher margin products. In 2003, we began expensing, and continue to expense, a portion of the fixed overhead costs of this facility as period costs in accordance with Accounting Research Bulletin No. 43. Accordingly, the adoption of SFAS No. 151, as of January 1, 2006, did not have an incremental effect on our financial statements.

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Notes to Condensed Consolidated Financial Statements
Accounting Developments
In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs”, an amendment of Accounting Research Bulletin No. 43. SFAS No. 151 requires certain production overhead costs to be allocated to inventory based upon the normal capacity of the manufacturing facility. When the Company’s manufacturing facilities are operating below their normal capacity, unfavorable variances cannot be allocated to inventory and must be expensed in the period in which they are incurred. Normal capacity is not defined as full capacity by SFAS No. 151. SFAS No. 151 instead provides that normal capacity refers to a range of production levels expected to be achieved over a number of periods or seasons under normal circumstances. The Company believes all of its operating facilities, except for the Rochester, Michigan facility, are currently operating at levels considered to be “normal capacity” as defined by SFAS No. 151 as these plants have operated at their current levels for a number of periods and are expected to continue to operate within a range of this normal capacity in the foreseeable future. The margins provided by branded pharmaceutical products are such that they allow manufacturers to operate facilities at lower volumes, or at volumes below theoretical capacity. Additionally, lower capacity levels at certain facilities are, at times, due to the complexity and high regulatory standards associated with the pharmaceutical manufacturing process. With respect to the Bristol, Tennessee facility, the Company anticipates no abnormally higher or lower production levels in the current year and, therefore, has concluded that the projected level of production is within a range of normal capacity and the margins on the branded pharmaceutical products produced at this facility will result in an adequate return on the Company’s investment. Consequently, the Company believes that it is appropriate to use the expected production level to allocate fixed production overhead. The Rochester facility is currently operating at a level below normal capacity primarily due to a decline in contract manufacturing in recent years. The company-owned products manufactured at this facility are not among the Company’s higher margin products. In 2003, the Company began expensing, and continues to expense, a portion of the fixed overhead costs of this facility as period costs in accordance with Accounting Research Bulletin No. 43. Accordingly, the adoption of SFAS No. 151, as of January 1, 2006, did not have an incremental effect on the Company’s financial statements.
Additional Disclosure for Allocation of Fixed Overhead Costs:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Inventories
We include in our inventories an allocation of fixed production overhead costs which primarily consist of personnel costs and property taxes. We expense a portion of our fixed overhead costs associated with any facility operating at a level considered to be below normal capacity.

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     In connection with the SEC’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please direct any further questions or comments concerning this response letter to me at (908) 429-6000. In the event you are unable to reach me, please contact Darin Smith of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 542-6000. Thank you for your assistance in this matter.

Sincerely,
/s/ Joseph Squicciarino
Joseph Squicciarino

Copy: Donald Abbott, Senior Staff Accountant
Enclosures as indicated

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King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620
June 15, 2006
Via EDGAR and Courier
Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	King Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Three Months Ended March 31, 2006
File No. 1-15875
Dear Mr. Rosenberg:
We recently received comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 26, 2006, regarding the Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-Q for the three months ended March 31, 2006 of King Pharmaceuticals, Inc. (the “Company”). We appreciate your comments and have reviewed them carefully. This letter responds to the Staff’s comments. For convenience, we have included the Staff’s comments in italics before each of the Company’s responses. References in our responses to “we,” “our” or “us” mean the Company.
Form 10-K for the Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 71
1.	It appears that your accounts receivables have increased at a rate faster than your revenues resulting in an increased number of day’s sales in accounts receivable from December 31, 2004, to December 31, 2005, and to March 31, 2006. Please provide to us in a disclosure-type format a discussion explaining the causes for the increase in day’s sales outstanding. In your response, please provide your standard credit terms and reconcile day’s sales in accounts receivable to those credit terms. Please explain any changes in credit terms, collection efforts, credit utilization or delinquency. In addition,

King Pharmaceuticals, Inc.

please explain why your allowance for doubtful accounts has declined while gross receivables balances have increased.
Response:
Our standard credit terms are 2% discount if paid within 30 days, net 31 days for branded pharmaceuticals and vary from 30 to 60 days for revenues associated with Meridian Medical Technologies, royalties and contract manufacturing. Approximately 85% of our revenues are derived from the sale of branded pharmaceuticals. There have been no changes to any of these terms or material changes in our collection efforts, credit utilization or delinquency during the periods discussed.
The table below summarizes, on a consolidated basis, gross sales, average days sales, accounts receivable and days sales outstanding (“DSO”):

	Quarters Ending
	(In thousands, except DSO)			% Change	% Change
	3/31/2006	12/31/2005	12/31/2004	2006-2005	2005-2004

Gross Sales	$607,859	$542,934	$514,241	12.0%	5.6%
Avg. Days Sales	$6,754	$5,901	$5,590	14.5%	5.6%
Accounts Receivable (1)	$280,131	$235,861	$196,311	18.8%	20.1%
DSO (2)	41.5	40.0	35.1	3.8%	14.0%

(1)	Accounts Receivable=Accounts receivable, net + allowance for doubtful accounts
(2)	DSO = Accounts Receivable/(Total Gross Sales/Number of Days in the Quarter)
The increases in DSO and in accounts receivable over these periods are primarily attributable to the timing of sales within the quarter and the subsequent collection within our normal payment terms. Sales to our three major pharmaceutical wholesale customers represent approximately 70% of the total gross sales, and the timing of orders from these customers can vary from quarter to quarter. For example, a large branded pharmaceutical order sold in February and collected within our normal 31 day cycle will be fully collected by March 31, while an order sold in March may not be collected until April.
The table below summarizes the monthly gross sales for the last month of each quarter, as well as a comparison of the change in monthly revenues to the change in accounts receivable. In no period did we experience significant or unusual end of month (i.e. last day or last week) gross sales.

	March 2006	December 2005	December 2004
		(In thousands, except monthly sales as % of quarter)

Monthly Gross Sales	$216,280	$174,533	$124,785
Monthly Sales as % of Quarter (3)	36%	32%	24%
Increase in Sales	$41,747	$49,748	—
Increase in Accounts Receivable	$44,270	$39,550	—

(3)	Monthly Sales as % of Quarter = Monthly Gross Sales / Quarterly Gross Sales
Our accounts receivable as of March 31, 2006 increased from December 31, 2005 by $44.3 million, which was primarily the result of an increase of $41.7 million in the monthly gross sales in March 2006 as compared to December 2005. Gross sales in March 2006 and December 2005 were $216.3 million and $174.5 million, respectively, and represented 36% and 32% of the overall gross sales during each respective quarter. The increase in sales in the first quarter of 2006 as compared to the fourth quarter of 2005 primarily reflects the timing of wholesaler purchases. We increased the prices on several of our major products in the fourth quarter of 2005,

King Pharmaceuticals, Inc.

and wholesalers purchased less product and reduced their inventory levels during that quarter. In addition, our March 31, 2006 accounts receivable balance included a $5.2 million balance from the Department of Defense that was past due as of March 31, 2006 and was subsequently collected on April 3, 2006. Again, there were no significant increases, or individually material, end of the month transactions that materially affected our accounts receivable or gross sales.
Our accounts receivable as of December 31, 2005 increased from December 31, 2004 by $39.6 million, which primarily reflects an increase of $49.7 million in the monthly gross sales in December 2005 as compared to December 2004. Gross sales for the months of December 2005 and December 2004 were $174.5 million and $124.8 million, respectively, and represented 32% and 24% of the overall gross sales during each quarter, respectively. During the fourth quarter of 2004, we began working to amend our inventory management agreements (“IMAs”) with our key wholesale customers with the objective of further reducing their inventories of our products. Among other things, these agreements provide financial incentives to our customers to maintain lower levels of inventory of our product. As a result, the average wholesale customer inventory levels of our key products were further reduced, which negatively affected gross sales during the quarter, and more significantly during the month of December 2004, as our customers reduced their inventory levels. Accordingly, our accounts receivable balance as of December 31, 2004 was below average when compared to December 31, 2005 and March 31, 2006.
The increase in accounts receivable at December 31, 2005 and March 31, 2006 from our December 31, 2004 levels did not result in an increase in the allowance for doubtful accounts. As discussed above, during the fourth quarter of 2004, we began working to amend our IMAs with our key wholesale customers which resulted in a temporary decline in our sales while our customers reduced their inventory levels to comply with the IMAs. As our payment terms remained unchanged (net 31 days), this resulted in lower average DSO. While accounts receivable levels increased during 2005, this increase was principally the result of increased sales to our key wholesale customers rather than sales to new customers with credit problems. In fact, the percentage of our accounts receivable over 30 days declined (i.e. improved) from December 31, 2004 to December 31, 2005.
The allowance for doubtful accounts as of March 31, 2006, December 31, 2005 and December 31, 2004 was $11.8 million, $12.3 million and $15.3 million, respectively and we believe that our accounts receivable, after considering the allowance for doubtful accounts and other reserves recorded as of these dates for credits to be issued to our customers, are fully collectible at December 31, 2005 and March 31, 2006. Our method for estimating the allowance for doubtful accounts is primarily based on specified percentages applied to receivables grouped by days past due, further adjusted for the specific identification of certain accounts based on facts and circumstances which may fluctuate from period to period. This methodology has been consistently applied during the periods discussed. As of March 31, 2006 and December 31, 2005, approximately 87% and 89% of aged accounts receivable, respectively, were current (31 days) compared to approximately 75% as of December 31, 2004. Additionally, after adjusting for the specific identification of certain accounts, the accounts greater than 120 days past due improved from $18.9 million at December 31, 2004 to $13.6 million at December 31, 2005 and $12.6 million at March 31, 2006. The improvement in the aging of our receivables from December 31, 2004 to December 31, 2005 is primarily attributable to improvements in our timing of processing customer credits and a reduction in the amount of credits as a result of a decline in product returns. During 2004, we entered into IMAs that have resulted in a significant reduction in the level of disputes with our customers.
Form 10-Q for the Three Months Ended March 31, 2006
Financial Statements
Note 10: Accounting Developments, page 21

King Pharmaceuticals, Inc.

2.	You disclose that each of your facilities is operating at normal capacity as defined in SFAS 151. On page 10 of your 2005 Form 10-K you indicate that capacity utilization at your Bristol facility was approximately 30% while at your Rochester facility utilization was approximately 20%. Please explain to us how you determined that the utilization of these two facilities represent normal capacity. In your response, please ensure you address the requirements from paragraph 5 of ARB 43, as amended by SFAS 151, to consider expected capacity under normal circumstances and to consider industry-specific factors. Please explain to us why you believe that 20% and 30% capacity figures are within the range of normal capacity for pharmaceutical manufacturers.
Response:
We use the projected level of production for each facility, if it is in the range of normal capacity, to allocate fixed production overhead. The guidance in paragraph 5 of ARB 43 Chapter 4, as amended by SFAS 151, indicates that the allocation of fixed overhead should be based on “normal” capacity. Our determination for “normal capacity” was based on the definition and guidance in paragraph 5 of ARB 43 Chapter 4, as amended by SFAS 151, which is as follows:
Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Some variation in production levels from period to period is expected and establishes the range of normal capacity. The range of normal capacity will vary based on business- and industry-specific factors. Judgment is required to determine when a production level is abnormally low (that is, outside the range of expected variation in production). Examples of factors that might be anticipated to cause an abnormally low production level include significantly reduced demand, labor and materials shortages, and unplanned facility or equipment downtime. The actual level of production may be used if it approximates normal capacity.
In applying this guidance, we consider the range of production levels over recent periods and expected production levels to be utilized in the foreseeable future and determine whether those production levels will yield an appropriate return on our investment in the facility.
We purchased the Rochester facility in February 1998, and for 1998 we estimated utilization to be approximately 30% at this facility. We estimate utilization at this facility based on an estimate of theoretical unit capacity compared to actual unit production. Subsequent to the acquisition, this level of utilization remained at similar levels, but was estimated at a high of approximately 40% during 2001 and 1999. During the period from 1998 to 2002, we considered a utilization of 25% to 40% to be within the range of normal capacity. During 2003, unit production at this facility declined and the estimated utilization, based on volume of units produced, decreased to 15% in 2003 from 25% in 2002. The decrease in the number of units produced from 2002 to 2003 was predominately due to a decline in contract manufacturing at the facility primarily caused by one product. The manufacturing process for this product is simple relative to other products manufactured at this facility. The company-owned products produced at this location are not among our higher margin products. Accordingly, beginning in 2003, we began expensing a portion of the fixed overhead associated with this plant as a period cost. Further, unfavorable overhead variances have been treated as period costs and hence have not been capitalized as part of inventory costs. The amount of fixed overhead included in the cost of inventory during 2003 was determined by using the 2002 production rates (a year in which we estimated we were operating at 25% capacity, a level we considered

King Pharmaceuticals, Inc.

to be within a normal range), adjusted to achieve normal profit margin on a product-by-product basis. This approach resulted in our expensing $6.5 million, or approximately 14.1%, of our actual overhead costs at the Rochester facility for 2003. The volume of units (and hence the estimate of utilization) decreased by a greater percentage than the percentage of total overhead expensed as period costs. This is due to the fact that the estimated percentage of plant utilization is based on the total number of units produced without regard to the level of effort required to manufacture the unit, whereas, for accounting purposes, the standard overhead absorption rates included in inventory costs per unit considers the degree of manufacturing complexity on a product-by-product basis.
A portion of our fixed overhead associated with reduced plant utilization was expensed under the same process in each of the following years. We recorded period expenses related to this facility of approximately $11.4 million for 2004 and approximately $14.4 million in 2005, or 21.6% and 29.8% of our actual overhead at the Rochester facility, respectively. The increase in 2004 and 2005 is primarily due to loss of contract manufacturing activity, changes in product mix and related absorption rates of products manufactured. As disclosed in previous filings with the SEC, we are currently transferring to this facility the manufacture of one of our key products, Thrombin-JMI®, that is currently manufactured by us at our Middleton facility (operating at 100% capacity) and another product that was manufactured for us by a third party. If these transfers are completed and approved by the U.S. Food and Drug Administration, the utilization at this facility is expected to increase.
We believe that our accounting for the fixed overhead of the Rochester facility has been in accordance with Chapter 4, paragraph 5 of ARB No. 43, as discussed above. Therefore, as disclosed in Note 10 to the financial statements appearing in our quarterly report on Form 10-Q for the first quarter of 2006, the implementation of SFAS No. 151 did not have an effect on our financial statements. Note 10 also observed that our facilities were operating at levels considered to be “normal capacity” as defined by SFAS No. 151. The Note should have indicated that our Rochester facility was an exception to this general statement, as it was at that time operating below such a level. Because we have expensed a portion of the fixed overhead costs of the Rochester facility in accordance with ARB No. 43, however, the utilization level of that facility did not affect our conclusion regarding SFAS No. 151. We will provide additional disclosure regarding this issue in our quarterly report on Form 10-Q for second quarter of 2006.
Similar to Rochester, we estimated the utilization at our Bristol facility to be approximately 30% of capacity from 2003 through 2005. Fixed overhead at this facility was approximately $14.5 million in fiscal year 2005. With respect to this facility, we believed that there were no abnormally higher or lower production levels anticipated in the current year and therefore, concluded that the projected level of production was within a range of normal capacity, will result in an adequate return on our investment and it was appropriate to use the expected production level to allocate fixed production overhead. During 2003, the estimated utilization at this facility declined from approximately 70% to approximately 30%. This decline in utilization, which occurred despite our moving a portion of our Altace® production to Bristol, was mainly attributable to a reduction in the number of units manufactured for our Menest® product. The manufacturing process for Menest® is complex and requires significant labor and machine hours relative to Altace® and our other products. In fact, while the overall “capacity utilization” at Bristol was significantly higher prior to 2003, the gross profit on products produced at Bristol has greatly increased since the production of a portion of our Altace® product was moved into Bristol during 2002. The gross profit on Altace® was approximately $370 million and $467 million in 2002 and 2005, respectively, and of the total production, approximately 42% and 66% was produced at the Bristol facility during 2002 and 2005, respectively. The gross profit on Menest® was $9.1 million and $3.1 million in 2002 and 2005, respectively. Accordingly, we continue to believe Bristol is operating at levels we would consider normal and at levels where we will earn an appropriate return on our investment in this facility. We believe that in 2007, production volumes at our Bristol facility will increase significantly as we plan to transfer the remaining production of the current formulation of our Altace® product from a third-party manufacturer to this facility.
The high margins provided by pharmaceutical products are such that they allow manufacturers of branded pharmaceutical products to operate facilities at lower volumes, or at volumes below theoretical capacity. We believe our manufacturing capabilities allow us to capture higher margins and pursue drug development and product line extensions more efficiently. Additionally, lower capacity levels at certain facilities are, at times, due to the complexity and high regulatory standards associated with the pharmaceutical production process.

King Pharmaceuticals, Inc.

General
In connection with the SEC’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We hope the above responses will be acceptable to the Staff. Please direct any further questions or comments concerning this response letter to me at (908) 429-6000. In the event you are unable to reach me, please contact Darin Smith of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 542-6000. Thank you for your assistance with this matter.
Sincerely,
/s/ Joseph Squicciarino
Joseph Squicciarino

Copy:	Donald Abbott, Senior Staff Accountant
Mark Brunhofer, Staff Accountant